May 10, 2007

Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

RE: Chipotle Mexican Grill, Inc.

Form 10-K for the year ended December 31, 2006

Filed Feb 23, 2007

File No. 001-32731

Dear Ms. Cvrkel:

Thank you for your comments on Form 10-K filed by Chipotle Mexican Grill, Inc. with the Securities and Exchange Commission. Set forth below are the Company’s responses to the comments contained in your letter dated April 26, 2007. The Staff’s comments, reproduced in bold text, are followed by responses of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly.

In connection with our response, the Company acknowledges the following:

•	the Company has supplied the information provided in response to each comment and is solely responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements, page 40

Note 6. Income Taxes, page 46

1.

Please explain in further detail why the consummation of the company’s initial public offering and the subsequent disposition of the company by McDonald’s resulted in the elimination of the deferred tax asset related to the post-acquisition net operating loss carry-forwards of $32,859 and alternative minimum tax credits of $918. Your response should also explain why the write-down of these deferred tax assets did not occur prior to the consummation of the initial public offering and the disposition transactions and should explain why these transactions were accounted for as a decrease to equity rather than as a charge to earnings.

As a subsidiary of McDonald’s, we were not a separate taxable entity for federal or most state income tax purposes. Prior to the consummation of the initial public offering, McDonald’s included our results of operations in its consolidated federal and most state income tax returns. SFAS No. 109, Accounting for Income Taxes (paragraph 40) states “The consolidated amount of current and deferred tax expense for a group that files a consolidated tax return shall be allocated among the members of the group when those members issue separate financial statements. This statement does not require a single allocation method. The method adopted, however, shall be systematic, rational, and consistent with the broad principles established by this Statement. A method that allocates current and deferred taxes to members of the group by applying this Statement to each member as if it were a separate taxpayer meets those criteria.” Staff Accounting Bulletin No. 55, Allocation of expenses and related disclosure in financial statements of subsidiaries, divisions or lesser business components of another entity: cheap stock (Topic 1.B.1.Question 3) (SAB 55), indicates that the separate return method is considered preferable to the Commission. In this regard, the SEC staff believes it is material to investors to know what the effect on income would have been if the registrant had not been eligible to be included in a consolidated income tax return with its parent.

As such, certain tax attributes recognized in a company’s consolidated financial statements, such as net operating losses and tax credit carryforwards, may not be available to a company when it leaves the parent company’s consolidated tax return group, or may not be transferable to the company. Differences between the company’s separate company tax provision and cash flows attributable to income taxes pursuant to the provisions of the company’s tax sharing arrangement with the parent company should be recognized as capital contributions from, or distributions to, the parent company. When a company leaves the parent’s consolidated tax return group, any differences between the company’s separate company tax attributes as reflected in its consolidated financial statements and the actual tax attributes transferred to the company in the separation transaction, should be recognized in equity as a capital contribution or distribution.

Consistent with this guidance, we recognized our current and deferred income tax consequences as if we were a separate taxpayer rather than a member of the McDonald’s consolidated tax group. As such our deferred tax assets and liabilities reflected tax attributes resulting from our separate return accounting, which were likely not to be available to us following our separation from McDonald’s. We recognized a deferred tax asset for the net operating loss carryforwards (NOLs) of $118 million we generated while part of the McDonald’s consolidated tax returns as if we were a separate return tax payer. Once we had taxable income, had we filed returns on a stand-alone basis, we would have utilized the NOLs and would have paid alternative minimum tax resulting in AMT tax credits.

In accordance with the tax allocation agreement with McDonald’s, we agreed to make payments to McDonald’s to reflect any tax liability allocated to us. Likewise, McDonald’s agreed to compensate us for any NOLs or tax credits it used that were attributable to our operations. McDonald’s utilized the $118 million of NOLs as we generated them. Any differences between our separate company tax provision and the provisions of the tax allocation agreement were treated as capital events. As McDonald’s utilized the NOLs, we recognized a receivable via a capital contribution. When we generated taxable income, the receivable was decreased and treated as a capital distribution.

At the consummation of our initial public offering, we exited McDonald’s consolidated tax group for federal and some state tax purposes, and we became a separate taxable entity. As a consequence of the preferable separate return accounting under SAB 55, our financial statements reflected tax attributes that were no longer available to us. As McDonald’s had actually utilized our NOLs, they were not an asset available to Chipotle Mexican Grill subsequent to the tax deconsolidation. In addition, the AMT tax credits resulted from the separate return accounting, but were not deferred tax assets available to us subsequent to the tax deconsolidation. Consistent with the guidance in EITF Issue No. 94-10, which states that “the tax effects of all changes in the tax bases of assets and liabilities caused by transactions among or with shareholders should be included in equity”, we eliminated the deferred tax assets related to these tax attributes through equity. Exiting the McDonald’s consolidated tax return upon consummation of our initial public offering was the trigger event for us to adjust our deferred tax assets. There was no such triggering event prior to the IPO which is why we did not adjust the balances prior to the consummation of the initial public offering.

We concurred with the authoritative guidance provided as this accounting treatment allowed our consolidated financial statements to reflect the benefit for our NOL, which we believe is appropriate both as a subsidiary and as a stand-alone entity. In addition, it allowed us to record a capital contribution for the use by McDonald’s of these NOLs. Eliminating the NOLs through a charge to earnings would treat this as a tax cost and eliminate any benefit we had received for our NOLs. This event was the result of the distribution by McDonalds, requiring appropriate accounting recognition based on FAS 109 and SAB 55, not an actual tax event and therefore was deemed appropriate to be reflected as a decrease to equity, or an offset to the increase to equity that was created as McDonald’s utilized the NOLs.

This was disclosed in our prospectus for the initial public offering, filed on January 26, 2006 (File No. 333-129221), including disclosures on page 40 and in Footnote 4 of the consolidated financial statement of our tax accounting treatment. Specifically page F-16 states, “If the Company were to exit the consolidated group, it would be reimbursed for any remaining unreimbursed tax attributes. The tax effect of all changes in the tax bases of assets and liabilities, such as the elimination of the deferred tax asset related to the post-acquisition net operating loss carryforwards, will be recorded in equity.”

2.

In addition, please explain how these adjustments to deferred tax assets and equity totaling $33,777 correspond to the $35,566 reduction to additional paid in capital and the $19,412 reduction to the tax receivable from McDonald’s, for a net change in equity aggregating $(16,154) reflected in the consolidated statement of shareholders’ equity on page 38 on the line item “tax sharing arrangement”. We do not understand why there are differences between the decrease to equity and the amount of the decreases to deferred tax assets. Please advise or revise as appropriate to explain these differences.

The difference between the $35,566 reduction in additional paid in capital and the $33,777 adjustment in bases of assets when we exited McDonald’s consolidated tax return represents the estimate of our tax liability due to McDonald’s for January 2006, the one month we remained part of McDonald’s 2006 consolidated tax return. As discussed in response 1. above, once we began generating taxable income, we owed McDonald’s for our portion of the tax liability as determined by the tax allocation agreement. The tax receivable was decreased by the amount of our tax liability and treated as a capital distribution similar to the accounting for losses which increased our receivable and was treated as capital contribution.

The receivable balance results from the tax allocation agreement. The activity in the receivable account represents the tax liability or benefit resulting from our taxable income or loss and cash payments received from McDonalds. The receivable was not adjusted for the elimination of the deferred tax assets at tax deconsolidation and accordingly should not agree to the reduction in additional paid in capital. The adjustments of $19,412 to the tax receivable due from McDonald’s reflected the estimate of our tax liability for January 2006, an adjustment to our estimated tax liability for 2005 for the actual federal and state returns filed by McDonald’s for 2005 and the payments we received from McDonald’s in accordance with the tax allocation agreement.

3.

Also, please explain why the remaining receivable from McDonald’s associated with the tax sharing agreement with McDonald’s aggregating $8,783 was not settled in connection with the initial public offering and disposition of the remaining interest in the company by McDonald’s. We may have further comment upon receipt of your response.

The tax allocation agreement does not call for settlement of the receivable at the initial public offering or the disposition by McDonald of its remaining interest in us. In accordance with the tax allocation agreement, we are to receive final payment within 30 days following the close of the calendar year that includes the due date for filing the final consolidated tax returns that include Chipotle. The last tax returns of McDonald’s that will include us will be filed in 2007. Therefore, final settlement of the tax receivable will occur in January 2008 when the estimated tax provision will be trued-up to reflect the actual liability we owe McDonald’s for the periods we were included in the consolidated tax returns in 2006.

In addition to the above, the tax allocation agreement allows us to receive payments as we make estimated tax payments. Therefore, during 2006 we received payments from McDonald’s which reduced the receivable as we made our estimated tax payments.

Please direct any comments or questions regarding this filing to Rob Anderson at (303) 390-5624

Very truly yours,

/s/ Montgomery F. Moran